SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 26, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-         )

Enclosure:    Swedish Match shareholders approve dividend hike to 1.70 SEK

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: April 26, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Nasdaq: SWMAY    Stockholmsbörsen: SWMA

PRESS RELEASE

26 April, 2004

Swedish Match shareholders approve dividend hike to 1.70 SEK

Major items approved by today’s Annual General Meeting include:

–	Dividend will increase from 1.60 SEK/share to 1.70 SEK

–	Election of Karsten Slotte to the Board

–	15 Million shares repurchased by the Company are authorized to be withdrawn

–	Mandate to repurchase up to 10 percent of all shares in the Company prolonged

At the Annual General Meeting of Swedish Match on April 26th, it was resolved in accordance with the proposal of the Board of Directors to pay a dividend per share of 1.70 SEK. The record date for the dividend entitlement was set at April 29th, 2004. The dividend is expected to be distributed on May 4, 2004, through VPC.

Shareholders have re-elected Bernt Magnusson (Chairman), Jan Blomberg, Tuve Johannesson, Arne Jurbrant and Meg Tivéus and new election of Karsten Slotte to the Board of Directors.

Furthermore, the shareholders approved an authorization for a reduction in the Company’s share capital by 36,000,000 SEK through withdrawal of 15,000,000 shares in the Company. The shares in the Company to be withdrawn have been repurchased by the Company in accordance with previous shareholder authorization.

Shareholders approved an authorization to decide, prior to the next Annual General Meeting, to acquire a maximum of as many shares as may be acquired without the Company’s holding at any time exceeding 10 percent of all shares in the Company. The shares shall be acquired on the Stockholmsbörsen at a price within the price interval registered at any given time (market price).

The meeting also resolved to allow the Company to issue up to 1,225,000 call options to a combined value of 12.25 MSEK, which corresponds to the value of options allocated in accordance with the Company’s options program for 2003.

The meeting further adopted a stock option program for senior officials in the Company for 2004. The total value of the stock options allocated shall not exceed a limit of 24.15 MSEK.

In addition, shareholders approved all other proposals made by the Board of Directors as outlined in the published notice of the Annual General Meeting for Swedish Match AB.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,032 MSEK in 140 countries for the twelve month period ending March 31, 2004. Swedish Match shares are listed on Stockholmsbörsen (SWMA) and Nasdaq (SWMAY).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, Acting President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Lars Dahlgren, Acting Chief Financial Officer

Office +46 8 658 04 41, Mobile +46 70 958 04 41

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)

Office +1 804 302 1912, Mobile +1 804 868 8127